Registration No. 333-258304-01

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	Check if an Application to Determine Eligibility of a Trustee Pursuant to Section 305(b)(2)

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION

(Exact name of Trustee as specified in its charter)

91-1821036

I.R.S. Employer Identification No.

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

Juan S. Hernandez

U.S. Bank Trust Company, National Association

190 S. LaSalle St

Chicago, IL 60603

(312)-416-6525

(Name, address and telephone number of agent for service)

Nissan Auto Lease Trust 2023-B

(Issuer with respect to the Securities)

Delaware	93-6366780
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 N. Market Street Wilmington, Delaware	19890
(Address of Principal Executive Offices)	(Zip Code)

Nissan Auto Lease Trust 2023-B

Auto Lease Asset Backed Notes

(Title of the Indenture Securities)

FORM T-1

Item 1.	GENERAL INFORMATION. Furnish the following information as to the Trustee.

a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency

Washington, D.C.

b)	Whether it is authorized to exercise corporate trust powers.

Yes

Item 2.	AFFILIATIONS WITH THE OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.

None

Items 3-15	Items 3-15 are not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

1.	A copy of the Articles of Association of the Trustee, attached as Exhibit 1.

2.	A copy of the certificate of authority of the Trustee to commence business, attached as Exhibit 2.

3.	A copy of the authorization of the Trustee to exercise corporate trust powers, attached as Exhibit 2.

4.	A copy of the existing bylaws of the Trustee, attached as Exhibit 3.

5.	A copy of each Indenture referred to in Item 4. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 4.

7.	Report of Condition of the Trustee as of March 31, 2023, published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 5.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, State of Illinois on the 14th of June, 2023.

By:	/s/ Juan S. Hernandez
Juan S. Hernandez
Assistant Vice President